SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
___________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2006.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ________ to ____________

Commission file number: 000-25345

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ALBANY BANK & TRUST
SECTION 401(K) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY CAPITAL BANCSHARES, INC.
2815 MEREDYTH DRIVE
ALBANY, GEORGIA 31707

Financial Statements and Exhibits

Albany Bank & Trust 401(K) Profit Sharing Plan
Sponsored by Albany Bank & Trust, N.A.

Financial Information -- Small Plan
from Schedule I of the Annual Report on Form 5500 for the plan years ended December 31, 2006 and December 31, 2005

Plan Assets and Liabilities:
	As of	As of	As of	As of
	January 1, 2006	December 31, 2006	January 1, 2005	December 31, 2005
Total plan assets	1,210,886	1,402,889	876,300	1,210,886
Total plan liabilities	-	-	-	-
Net Plan assets	1,210,886	1,402,889	876,300	1,210,886

Income, Expenses, and Transfers for the Plan Year:
		For the Plan Year	For the Plan Year
		Ended	Ended
		December 31, 2006	December 31, 2005
Contributions received or receivable
Employers		117,055	111,893
Participants		251,252	223,645
Others (including rollovers)		531	-
Noncash contributions		-	-
Other income		152,027	50,365
Total Income		520,865	385,903

Benefits paid		309,373	43,905
Corrective distributions		12,268	1,315
Certain deemed distributions of participant loans		-	-
Other expenses		7,221	6,097
Total Expenses		328,862	51,317
Net Income		192,003	334,586

SUMMARY ANNUAL REPORT

FOR ALBANY BANK & TRUST 401(K) PROFIT SHARING PLAN

This is a summary of the annual report for the ALBANY BANK & TRUST 401(k) PROFIT SHARING PLAN, EIN 58-2413470, Plan No. 001, for period January 1, 2006 through December 31, 2006. The annual report has been filed with the Employee Benefits Security Administration, U.S. Department of Labor, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $328,862. These expenses included $309,373 in benefits paid to participants and beneficiaries and $7,221 in other expenses. A total of 105 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $1,402,889 as of December 31, 2006, compared to $1,210,886 as of January 1, 2006. During the plan year the plan experienced an increase in its net assets of $192,003. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $520,865 including employer contributions of $117,055, employee contributions of $251,252, and earnings from investments of $152,027.

Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

1.	financial information; and
2.	information regarding any common or collective trusts, pooled separate accounts, master trusts or 103-12 investment entities in which the plan participates.

To obtain a copy of the full annual report, or any part thereof, write or call ALBANY BANK & TRUST, P.O. BOX DRAWER 71269 2815 MEREDYTH DRIVE, ALBANY, GA 31707, (229) 446-2201.

The plan has met the requirements to waive the annual examination and report of an independent qualified public accountant. As of the end of the plan year, the following regulated financial institution(s) held or issued plan assets that qualified under the waiver: Fidelity Investments $1,367,463. You have the right, upon request of the Plan Administrator and without charge, to examine or receive copies of statements from the regulated financial institutions describing the qualifying plan assets. If you are unable to examine or obtain these documents, contact a EBSA Regional Office for assistance. Information about contacting EBSA regional offices can be found on the Internet at http://www.dol.gov/ebsa.

You also have the legally protected right to examine the annual report at the main office of the plan (ALBANY BANK & TRUST, P.O. BOX DRAWER 71269 2815 MEREDYTH DRIVE, ALBANY, GA 31707) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

THE ALBANY BANK & TRUST
SECTION 401(K) PROFIT SHARING PLAN

By: /s/ David J. Baranko
David J. Baranko
Chief Financial Officer

Dated: August 14, 2007